Wei-Ling Liu Work History

Wei-Ling Liu is a published book author and entrepreneur. He served as a board director for 104, Inc, the largest public-traded job site in Taiwan, and is currently the founder & CEO of Hero Papa, Inc.

Global Social, Inc.
Founder and CEO
2018-2020

Hero Papa, Inc.
Founder and CEO
2020-present